Stifel, Nicolaus & Company, Incorporated

As Representative of the
several Underwriters

One Montgomery Street

Suite 3700

San Francisco, CA 94104

November 7, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Jeffrey Riedler

Staci Shannon

Lisa Vanjoske

Jennifer Riegel

Daniel Greenspan

Re:          NewLink Genetics Corporation – Registration Statement on Form S-1

(File No. 333-171300)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby join in the request of NewLink Genetics Corporation (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:00 p.m. Eastern time, on Wednesday, November 9, 2011, or as soon as practicable thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of (i) the Preliminary Prospectus dated October 26, 2011 (the “Preliminary Prospectus”) relating to the proposed initial public offering of the Company’s common stock commenced October 26, 2011.  Approximately three thousand four hundred (3,400) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.  The Preliminary Prospectus has been available on the Commission’s website since its date.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Stifel, Nicolaus & Company, Incorporated
For themselves and on behalf of the
several Underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED

/s/ Keith Lister
Name: Keith Lister
Title: Managing Director